Mail Stop 4561

February 22, 2008

David Walters, Chief Executive Officer
STI Group, Inc.
30950 Rancho Viejo Road, #120
San Jose, CA 92675

Re: STI Group, Inc.
Amendment number two to Form SB-2
Filed January 30, 2008
File No. 333-142911

Dear Mr. Walters:

We have reviewed the above-referenced amendment and have the following comments.

Form SB-2/A

General

1. Please amend your filing to include appropriately updated financial statements. See Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 51

2. With respect to the beneficial share ownership of Messrs. Walters and Moore, please more clearly indicate the voting and dispositive powers each of them exercises with respect to the shares held of record in the various Monarch entities. Be advised that to the extent either voting or dispositive powers for any of these shares are shared by Messrs. Walters and Moore, those shares should be reported as beneficially owned by both of them. The information provided in the footnotes currently appears to focus on the economic interest in the shares as opposed to the beneficial ownership rights, determined in accordance with Rule 13d-3. Please revise as necessary to clarify.

*   *   *   *   *

We direct your attention to the Smaller Reporting Company Regulatory Relief and Simplification adopting release. See Release No. 33-8876. If a registration statement was filed on an "SB" form before February 4, 2008, the effective date of the rule amendments, and a company seeks to amend it after the effective date of the rule amendments, the company must file the amendment on the appropriate form available to the issuer without an "SB" designation. As discussed in Section IV of the adopting release, issuers will be able to continue using the disclosure format and content based on the "SB" form until six months after the effective date. We would expect that your amendment will be designated as a Form S-1/A.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact the Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Jody R. Samuels
        Richardson & Patel LLP
        The Chrysler Building
        405 Lexington Avenue, 25th Floor
        New York, NY 10174
        Facsimile no. (212) 907-6687